SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For March 3rd, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date March 3, 2005

s.   Hermann Derbuch

Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining’s Wholly-Owned Atlanta Gold Mine Passes a Significant Milestone Towards Production.

Toronto, Ontario (March 3, 2005) - Twin Mining Corporation (TWG-TSX) is pleased to report that Atlanta Gold Corporation has filed a Supplement to the Plan Of Operations for the Atlanta Gold Project with the U.S. Forest Service. The Forest Service advised Atlanta Gold Corporation of America Inc. (“Atlanta Gold”) that the supplement meets the agency’s requirements for submitting a Plan of Operations, and the necessary environmental analysis can proceed.

In accordance with US Federal laws and regulations, the US Forest Service’s role is either to approve Atlanta Gold’s Plan of Operations as submitted, or to require changes to the plan prior to approval to minimize impacts to surface resources. This decision will be made following completion of the environmental analysis, to be documented in an Environmental Impact Statement (“EIS”). The Draft EIS is expected to be completed during the second half of 2005.

The project will also be evaluated concurrently under the Idaho Joint Review Process (IJRP).  The IJRP is designed to coordinate state and federal agency review and permitting of proposed mining projects in Idaho.

The supplement includes detailed specifications to the plan of operations that are the results of public and agency input and improvements to the mining economics that were developed during the full feasibility study completed in November 2004.  The supplement can be accessed at www.atlantagoldeis.com.

“We have made great improvements in the mining plan at Atlanta during Feasibility engineering,” said Bruce Thorndycraft, Atlanta Gold’s General Manager.  “The overall foot print of the mine is more compact and we have redesigned facilities to address issues raised by earlier public and agency review of our proposal.  Significant improvements to the project economics were made through detailed engineering of the Monarch and Idaho pits.  The resulting plan yields 525,000 ounces of gold and 1,084,000 ounces of silver at a rate of 110,000 ounces of gold and 280,000 ounces of silver per year for the first 3 years at a cash cost of $188/oz gold. I am pleased to head this project which has all the indications of a company maker.”

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic, the near production Atlanta Gold Mine in Idaho, U.S.A. and the Abitibi gold properties under exploration in Quebec.

For further information contact:	For Renmark Financial Communications
Hermann Derbuch, P.Eng.,	Cameron: tcameron@renmarkfinancial.com
Chairman, President & CEO	Barry Mire: bmire@renmarkfinancial.com
Tel.: (416) 777-0013 Fax: (416) 777-0014	Media - Cynthia Lane :clane@renmarkfinancial.com
E-mail: info@twinmining.com	Tel. : (514) 939-3989 www.renmarkfinancial.com